February 27, 2004

Plains Resources Inc.
700 Milam Street, Suite 3100
Houston, Texas 77002

Attention:	James C. Flores, Chairman William M. Hitchcock, William C. O’Malley, Special Committee Members

RE: Offer of Vulcan Capital

Dear Mr. Flores,

     Kayne Anderson Capital Advisors, LP (“Kayne”), has considered the proposals to acquire control of Plains Resources, Inc. (“PLX”), including the recommendation of the Special Committee of the PLX Board of Directors. After this consideration Kayne has determined that it will vote in favor of the offer proposed by Vulcan Capital.

Very truly yours,

Kayne Anderson Capital Advisors, LP

By: /s/ David Shladovsky

David Shladovsky
General Counsel

cc:	Dallas Parker Thompson & Knight LLP